The Hartford Income Shares Fund, Inc.

Sub-Item 77D - Policies with Respect to Security Investments
(see also Sub-Item 77Q1(b))

Investment Policy Change

Over the reporting period the company's Board of Directors approved the following investment policy change:

Investments in Credit Default Swaps

The company may enter into credit default swaps. The credit default swap market allows the company to manage credit risk through buying and selling credit protection on specific companies or a basket of companies. A buyer agrees to pay a counterparty to assume the credit risk of an issuer upon the occurrence of certain events. The seller of the protection receives a premium and agrees to assume the credit risk of an issuer upon the occurrence of certain events. The company will limit credit default swap transactions to five percent (5%) of the Company's net assets at time of purchase.